UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BlueCity Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

09610L 106**

G11957 100**

(CUSIP Number)

BlueCity Media Limited

Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road

Chaoyang District, Beijing

People’s Republic of China

+86 10 5876-9855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**       CUSIP number 09610L 106 has been assigned to the American depositary shares (“ADSs”) of the BlueCity Holdings Limited (the “Issuer”), which are quoted on The Nasdaq Global Market under the symbol “BLCT.” Each two (2) ADSs represent one Class A ordinary share of the issuer. CUSIP number G11957 100 has been assigned to the Issuer’s Class A ordinary shares.

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS BlueCity Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,683,064.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,683,064.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,683,064.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.33%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

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CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Shimmery Sapphire Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,683,064.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,683,064.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,683,064.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.33%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

3

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Cantrust (Far East) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,683,064.5 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,683,064.5 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,683,064.5 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.33%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after the date of this document, held by BlueCity Media Limited.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

4

CUSIP No. 09610L 106
1	NAMES OF REPORTING PERSONS Baoli Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,907,377 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,907,377 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,907,377 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.53%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents (i) 5,114,840 Class B ordinary shares held by BlueCity Media Limited, (ii) 500,000 Class A ordinary shares held by BlueCity Media Limited, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs held by BlueCity Media Limited, and (iv) 258,802.5 ordinary shares issuable upon the exercise of options that are exercisable by Baoli Ma within 60 days after the date of this document.

(2)	Calculation is based on 18,733,450 ordinary shares of the Issuer (being the sum of 13,618,610 Class A ordinary shares and 5,114,840 Class B ordinary shares) to which this report is related, issued and outstanding as of December 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

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This Schedule constitutes Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on July 16, 2020, as amended by Amendment No. 1 to the Schedule 13D on behalf of the Reporting Persons, filed as of April 12, 2021 and Amendment No. 2 to the Schedule 13D on behalf of the Reporting Persons, filed as of January 4, 2022 (“Amendment No. 2”, and collectively and together with all other amendments, the “Schedule 13D”), relating to Class A ordinary shares, par value US$0.0001 per share, including Class A ordinary shares represented by ADSs, of BlueCity Holdings Limited, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands.

Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D. Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On January 2, 2022, Mr. Baoli Ma and Spriver Tech Limited (collectively, the “Initial Buyer Group”) entered into a consortium agreement (the “Consortium Agreement”) (which was included as Exhibit C of Amendment No. 2), pursuant to which both parties agreed to cooperate in good faith to acquire all of the outstanding ordinary shares of the Issuer other than those ordinary shares beneficially owned by the Initial Buyer Group, through a going-private transaction.

On April 18, 2022, Spriver Tech Limited and Metaclass Management ELP (the “Sponsor” and together with Mr. Baoli Ma, the “Buyer Group”) entered into an assignment agreement (the “Assignment Agreement”), pursuant to which Spriver Tech Limited assigned and transferred to the Sponsor all of its rights and obligations under the Consortium Agreement.

6

On April 18, 2022, the Buyer Group jointly submitted an updated non-binding proposal letter (the “Updated Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the ordinary shares of the Issuer not beneficially owned by the Buyer Group. In the Updated Proposal, the Buyer Group proposed to, among other things, reduce the purchase price for the proposed acquisition from US$3.70 per ordinary share or US$1.85 per ADS in cash to US$3.20 per ordinary share or US$1.60 per ADS in cash (the “Proposed Revised Transaction”). The other key terms of the Proposed Revised Transaction remain the same as those set forth in the initial proposal included as Exhibit D of Amendment No. 2 as submitted on January 2, 2022.

References to the Assignment Agreement and the Updated Proposal in this Schedule 13D are qualified in their entirety by reference to the Assignment Agreement and the Updated Proposal, a copy of each is attached hereto as Exhibit E and Exhibit F, respectively, and incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Share Charge

On December 30, 2021, BlueCity Media Limited and Mr. Baoli Ma entered into a loan agreement (the “Loan Agreement”) with Mico World Limited (the “Lender”), pursuant to which the Lender has extended a term loan to BlueCity Media Limited in an aggregate amount of US$6,000,000. On January 12, 2022, BlueCity Media Limited and Mr. Baoli Ma entered into a Share Charge in favor of the Lender (the “Share Charge”), pursuant to which, among other things, BlueCity Media Limited charged and assigned 4,316,547 Class B ordinary shares (the “Charged Shares”) held by it in the Issuer, any ADSs resulting therefrom upon conversion of the Charged Shares, and other related assets in favor of the Lender by way of first ranking fixed charge as a continuing security for the obligations of BlueCity Media Limited and Mr. Baoli Ma under the Loan Agreement.

Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
E	Assignment Agreement, dated April 18, 2022, by and among Spriver Tech Limited and Metaclass Management ELP and acknowledged and confirmed by Mr. Baoli Ma.
F	Updated Proposal dated April 18, 2022 from Mr. Baoli Ma and Metaclass Management ELP to the board of directors of the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2022

BLUECITY MEDIA LIMITED

/s/ Baoli Ma
Name: Baoli Ma
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2022

SHIMMERY SAPPHIRE HOLDING LIMITED

/s/ Susan Palmer

/s/ Joanne Turnbull
Name: Susan Palmer and Joanne Turnbull
Title: Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2022

CANTRUST (FAR EAST) LIMITED

/s/ Susan Palmer

/s/ Joanne Turnbull
Name: Susan Palmer and Joanne Turnbull
Title: Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2022

Mr. Baoli Ma

/s/ Baoli Ma
Name: Baoli Ma

[Signature Page to Schedule 13D]